

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 20, 2017

David H. Clarke
Chief Executive Officer
Monster Digital, Inc.
2655 First Street, Suite 250
Simi Valley, California 93065

   Re: **Monster Digital, Inc.**
      Preliminary Proxy Statement on Schedule 14A
      Filed August 25, 2017
      File No. 001-37797

Dear Mr. Clarke:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Maryse Mills-Apenteng

                 Maryse Mills-Apenteng
                 Special Counsel
                 Office of Information Technologies
                 and Services

cc: Thomas Poletti, Esq.
    Manatt, Phelps & Phillips, LLP